
03053083

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 W. Pete Rose Way, Suite 127
(No. and Street)

Cincinnati (City) OH (State) 45203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Fedasch (513) 241-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 16 2003
THOMSON FINANCIAL

RECD S.E.C.
JUN 26 2003
816

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Fedasch, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of Regional Investment Services, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


NOTARIAL SEAL
STATE OF OHIO

JILL S. PARTIN
Notary Public, State of Ohio
My Commission Expires 09-03-07

Signature

PRESIDENT
Title

Notary Public

This report contains: (check all applicable boxes)

(xx) (a) Facing Page
(xx) (b) Statement of Financial Condition
(xx) (c) Statement of Income
(xx) (d) Statement of Cash Flows
(xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
Additional financial information:
(xx) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(xx) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(xx) (o) Independent Auditor's Supplementary Report on Internal Control

REGIONAL INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2002

Assets

Cash	$ 25,570
Commissions receivable	9,829
Prepaid expenses	117
	$ 35,516

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	$ 5,915
Income tax payable	384
	6,299
Stockholders' equity:	
Common stock, no par value, 850 shares authorized, 100 issued and outstanding	12,000
Retained earnings	17,217
Total stockholders' equity	29,217
	$ 35,516

See Notes to Financial Statements.

REGIONAL INVESTMENT SERVICES, INC.

Statement of Income

Year ended December 31, 2002

Revenue:	
Commissions	$ 193,238
Operating Expenses:	
Commissions	172,029
Rent and support services	12,000
Regulatory fees	2,443
Professional fees	5,080
Other miscellaneous	865
Total operating expenses	192,417
Income before provision for income taxes	821
Provision for current income taxes	270
Net Income	$ 551

See Notes to Financial Statements.

REGIONAL INVESTMENT SERVICES, INC.

Statement of Changes in Stockholders' Equity

Year ended December 31, 2002

	Common Stock	Retained Earnings	Total
Balance, beginning of year	$ 12,000	$ 16,666	$ 28,666
Net income		551	551
Balance, end of year	$ 12,000	$ 17,217	$ 29,217

See Notes to Financial Statements.

REGIONAL INVESTMENT SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net income	$ 551
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Commissions receivable	1,535
Prepaid expenses	1,310
Commissions payable	(1,615)
Income taxes payable	384
Net cash provided by operating activities	2,165
Cash, beginning of year	23,405
Cash, end of year	$ 25,570

See Notes to Financial Statements.

REGIONAL INVESTMENT SERVICES, INC.

Notes to Financial Statements

December 31, 2002

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of operations - Regional Investment Services, Inc. is registered as a broker-dealer under the examining authority of the National Association of Security Dealers. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer which also maintains the customer accounts.

Concentrations of credit risk - The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Commissions are recorded on a trade-date basis as securities transactions occur.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between financial reporting and income tax reporting. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. There were no deferred income tax assets or liabilities at December 31, 2002.

2. Related party transactions

During 2002, a business entity controlled by the majority stockholder of Regional Investment Services, Inc. provided primarily all the facilities, equipment, and administrative support for the Company. The Company was charged $12,000 for this support in 2002.

The Company incurred approximately $27,949 of commission expense earned by its stockholders.

REGIONAL INVESTMENT SERVICES, INC.

Notes to Financial Statements

December 31, 2002

3. Net capital requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002 the Company had net capital of $25,185 which exceeded the minimum required amount by $20,185; and the Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.


Moores Rowland International
mri

Schedule I

REGIONAL INVESTMENT SERVICES, INC.

Computation of Net Capital Pursuant to Rule 15c 3-1

December 31, 2002

Total stockholders' equity	$ 29,217
Deduct non-allowable assets	
Commissions receivable	(3,915)
Prepaid expenses	(117)
Net Capital	$ 25,185
Aggregate indebtedness:	
Commissions payable	$ 5,915
Income taxes payable	384
Total aggregate indebtedness	$ 6,299
Ratio of aggregate indebtedness to net capital	25%
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness of $12,755)	$ 5,000
Excess Net Capital	$ 20,185
Excess Net Capital at 1000% (net capital less 10% aggregate indebtedness)	$ 24,555

Reconciliation of the Company's Computation of Net Capital with Audited Computation

December 31, 2002

Net capital, per Part IIA of Form X-17A-5(a) filed as of December 31, 2002	$ 25,185
Net capital per audited Financial Statements	$ 25,185



312 Walnut Street, Suite 3000
P.O. Box 5367
Cincinnati, OH 45201-5367
513 621-8300 Fax 513 621-8345
bkd.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Regional Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Regional Investment Services, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rules 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Solutions for Success


A member of
Moores Rowland
International
mri

Because of [illegible] in [illegible] referred to above, [illegible] projection of them to future [illegible] they may become inadequate [illegible] changes in conditions [illegible] design and operation [illegible]

Our consideration of internal [illegible] would not necessarily disclose all matters in the internal control that might be material [illegible] as defined by the American Institute of Certified Public Accountants [illegible] is a condition in which the design or [illegible]

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Regional Investment Services, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

BKD, LLP
Cincinnati, Ohio
January 16, 2003